Exhibit 99.1

DESCARTES REPORTS FISCAL 2008 SECOND QUARTER FINANCIAL RESULTS

Descartes reports record net income

11% quarter-over-quarter increase in services revenues drives 55% increase in net income

WATERLOO, ONTARIO, September 6, 2007 —Descartes Systems Group, a global on-demand software-as-a-service (SaaS) logistics solutions provider, announced financial results for its fiscal 2008 second quarter (Q2FY08) ended July 31, 2007. All financial results referenced are in United States currency and, unless otherwise indicated, are determined in accordance with United States Generally Accepted Accounting Principles (GAAP).

Q2FY08 Financial Results

As described in more detail below, key financial highlights for Descartes in Q2FY08 included:

•

Revenues of $14.3 million, up $1.0 million or 8% from $13.3 million in both the previous quarter (Q1FY08) and the second quarter of last fiscal year (Q2FY07). Services revenues in the quarter were $13.5 million, up $1.3 million or 11% from $12.2 million in Q1FY08;

•

Net income of $1.7 million, up $0.6 million or 55% from $1.1 million in both Q1FY08 and Q2FY07. Total expenses for Q2FY08 included $0.5 million in contingent acquisition consideration (described further below) with $0.5 million and $0.3 million of such expense included in Q1FY08 and Q2FY07, respectively;

•	Earnings per share of $0.03, up from $0.02 in each of Q1FY08 and Q2FY07; and
•

Record EBITDA of $3.4 million, up 13% from $3.0 million in Q1FY08 and up 21% from $2.8 million in Q2FY07. EBITDA as a percentage of revenues was 24% this quarter, compared to 23% in Q1FY08 and 21% in Q2FY07. This quarter is the sixth consecutive quarter that EBITDA, as a percentage of revenues, has been greater than 20%.

EBITDA is a non-GAAP financial measure provided as a complement to financial results presented in accordance with GAAP that we calculate as net income before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation, and the impairment of goodwill). These items are considered by management to be outside Descartes’ ongoing operational results. A reconciliation of EBITDA to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited, dollar amounts in millions, except per share amounts):

	Q2FY08	Q1FY08	Q4FY07	Q3FY07	Q2FY07
Revenues	14.3	13.3	13.6	13.4	13.3
Services revenues	13.5	12.2	11.6	12.4	12.1
Gross margin (% of revenues)	66%	66%	66%	68%	67%
Net income	1.7*	1.1*	1.2*	0.4*	1.1*
Earnings per share	0.03	0.02	0.03	0.01	0.02
EBITDA	3.4	3.0	3.3	3.0	2.8
EBITDA % of revenues	24%	23%	24%	22%	21%

* Total expenses include contingent acquisition consideration from Descartes’ FY07 acquisitions of Flagship Customs Services and ViaSafe (Q2FY08 $0.5 million; Q1FY08 $0.5 million; Q4FY07 $0.5 million; Q3FY07 $1.2 million; and Q2FY07 $0.3 million).

Total revenues of $14.3 million were comprised of $13.5 million in services revenues and $0.8 million in license revenues. As a percentage of total revenues, services revenues were 94%, compared to 92% in Q1FY08 and 91% in Q2FY07, with the balance of the revenues in each period being license revenues.

Geographically, $8.9 million of revenues (62%) were generated in the Americas, excluding Canada, with $2.8 million (20%) in Europe, Middle East and Africa (“EMEA”), $2.1 million (15%) in Canada and $0.5 million (3%) in the Asia Pacific region. In Q2FY07, 63% of revenues were from the Americas, excluding Canada, 22% were from EMEA, 13% were from Canada and 2% from the Asia Pacific region.

Gross margin in Q2FY08 was 66% of revenues, unchanged from 66% in Q1FY08 and compared to 67% in Q2FY07.

Cash provided by operating activities was $3.7 million for Q2FY08, compared to $2.4 million in Q1FY08. As at July 31, 2007, Descartes had $49.2 million in cash and cash equivalents. Days sales outstanding were 54 days for Q2FY08, compared to 54 days in Q1FY08 and Q2FY07.

“Our results this quarter illustrate that our acquisitions and combined organic growth are delivering significant results to our customers and our bottom line,” said Stephanie Ratza, Descartes’ CFO. “The Global Logistics Network, fuelled by our compliance services, continued to perform well and generate cash. Our consistent operational results and our solid, debt-free balance sheet, create an excellent platform for continuing to deliver value to our customers and shareholders.”

“Our focus is to improve the productivity and performance of our customers,” said Arthur Mesher, CEO at Descartes. “Our phased, results-based methodology of selling and implementing in a software-as-a-service business model has proven effective. Our customer-focused operations and consolidation strategy are competitive differentiators as we strive to improve the business world through logistics.”

Fiscal 2008 Year-to-Date Financial Results

As described in more detail below, key financial highlights for Descartes in the first half of fiscal 2008 included the following:

•	Revenues of $27.6 million, increased $2.6 million or 10% from $25.0 million in the first half of fiscal 2007;
•	Gross margin of 66%, consistent with 66% in the first half of fiscal 2007;
•	Net income of $2.8 million, improved $0.5 million or 22% from $2.3 million in the first half of fiscal 2007;
•	Earnings per share of $0.06, improved by $0.01 or 20% from $0.05 per share in fiscal 2007; and
•

EBITDA of $6.4 million, increased by $1.2 million or 23% from EBITDA of $5.2 million in the first half of fiscal 2007. EBITDA as a percentage of revenues was 23% in the first half of fiscal 2008 compared to 21% for the first half of fiscal 2007.

The following table summarizes Descartes' results in the categories specified below over the past two fiscal years (unaudited, dollar amounts in millions, except per share amounts):

	1st Half of Fiscal 2008	1st Half of Fiscal 2007
Revenues	27.6	25.0
Services revenues	25.7	22.8
Gross margin (% of revenues)	66%	66%
Net income	2.8*	2.3*
Earnings per share	0.06	0.05
EBITDA	6.4	5.2
EBITDA % of revenues	23%	21%

* Total expenses in the first half of fiscal 2008 included $1.0 million of contingent acquisition consideration compared to $0.3 million in the first half of fiscal 2007.

In the first half of fiscal 2008, total revenues of $27.6 million were comprised of $25.7 million in services revenues, or 93%, and $1.9 million in license revenues. In the first half of fiscal 2007, total revenues of $25.0 million were comprised of $22.8 million in services revenues, or 91%, and $2.2 million in license revenues.

Recent Acquisition

On August 17, 2007, Descartes announced that it had acquired Global Freight Exchange Limited (GF-X), a global leader for electronic freight booking in the air cargo industry. The acquisition of U.K-based GF-X added electronic air freight booking capability to Descartes’ Global Logistics Network (GLN), creating a global network capable of managing the entire air cargo shipment lifecycle. GF-X’s offering includes a comprehensive, on-line cargo reservation system where air carriers and freight forwarders can complete electronic air cargo bookings. Many of the world’s leading carriers and forwarders use GF-X’s products in major airfreight markets worldwide, including American Airlines, Air France, British Airways, Delta Air Lines, DHL, Kühne + Nagel, Lufthansa, and Panalpina. In support of the acquisition, several key air cargo carriers and freight forwarders extended their customer commitments to use GF-X’s products and services.

The purchase price for the acquisition included approximately $5.4 million in cash; approximately 0.5 million Descartes common shares that were issued to strategic airlines and freight forwarders, each of whom agreed to maintain their investment in Descartes for a minimum period ranging between 11 and 18 months; and up to an additional $5.2 million in cash if certain sales and other performance targets are met by GF-X over the next 4 years. In addition, Descartes anticipates that the final purchase price will include transaction and integration-related costs/liabilities that are currently estimated at approximately $2.5 million. In negotiating the initial purchase price and planning the ongoing integration activities, Descartes assumed that GF-X would contribute at least $4.0 million in revenues and $0.8 million in EBITDA to Descartes’ financial results for the 2009 fiscal year.

Conference Call

Members of Descartes' executive management team will host a conference call to discuss the company's financial results and business outlook at 8:00 a.m. EST on September 6. Designated numbers are (888) 214-7566 for North America or (415) 537- 1900 for International. The company simultaneously will conduct an audio webcast on the Descartes Web site at www.descartes.com/company/investors. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible for 24 hours after the call's completion by dialing (800) 558-5253 or (416) 626-4100 and using passcode number 21345678. An archived replay of the webcast will be available at www.descartes.com/company/investors.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), a leading provider of software-as-a-service (SaaS) logistics solutions, is delivering results across the globe today for organizations that operate logistics-intensive businesses. Descartes’ logistics management solutions combine a multi-modal network, the Descartes Global Logistics Network, with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, “book-to-bill” services for contract carriers and private fleet management services for organizations of all sizes. These solutions and services help Descartes’ customers reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven and improve pick up and delivery reliability. Our hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has over 300 employees and is based in Waterloo, Ontario, with offices in Atlanta, Pittsburgh, Ottawa, Washington DC, Derby, Stockholm, Shanghai, Singapore and Melbourne. For more information, visit www.descartes.com.

Contact Information:

Tel: (519) 746-6114 ext. 2358 – Laurie McCauley

investor@descartes.com

###

Safe Harbor Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the positioning of Descartes to deliver results to customers and shareholders and to improve its market position and to explore and execute on acquisitions; customers driving value from Descartes solutions; goals and contribution of, and expenses from, the GF-X acquisition; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to continue to align operating expenses to visible and recurring revenues; Descartes’ ability to successfully execute on acquisitions and to integrate acquired business and assets, including the GF-X acquisition, and to predict expenses associated with and revenues from the acquisition; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; variances in our revenues from quarter to quarter; departures of key customers; disruptions in the movement of freight; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for the fiscal year ended January 31, 2007. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Reconciliation of Non-GAAP Financial Measure - EBITDA

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as EBITDA, in making investment decisions about our company and measuring our operational results. The term “EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation, and impairment of goodwill). Since EBITDA is not a measure determined under GAAP it may not be comparable to similarly titled measures reported by other companies. EBITDA should not be construed as a substitute for net income determined in accordance with GAAP. We have presented EBITDA to show Descartes’ baseline performance before certain non-cash and acquisition-related expenses and other items that are considered by management to be outside Descartes’ ongoing operational results. We believe that financial analysts, current investors and potential investors use EBITDA to understand Descartes’ financial results and that EBITDA will help investors’ overall understanding of our results by providing a higher level of transparency for certain expenses and by providing a level of disclosure that will help investors understand how we plan and measure our business. The table below reconciles EBITDA to net income reported in our unaudited Consolidated Statements of Operations for Q2FY08; Q1FY08, Q4FY07, Q3FY07, and Q2FY07, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q2FY08	Q1FY08	Q4FY07	Q3FY07	Q2FY07

Net income, as reported on Consolidated Statements of Operations	1.7	1.1	1.2	0.4	1.1
Adjustments to reconcile to EBITDA:
Investment income	(0.5)	(0.1)	(0.1)	(0.1)	(0.2)
Income tax expense (recovery)	0.1	-	0.1	(0.1)	-
Depreciation expense	0.6	0.5	0.6	0.6	0.6
Impairment of goodwill, amortization of intangible assets and contingent acquisition consideration	1.3	1.3	1.3	2.0	1.2
Amortization of deferred compensation and stock-based compensation expense	0.2	0.2	0.2	0.2	0.1
EBITDA	3.4	3.0	3.3	3.0	2.8

The table below reconciles EBITDA to net income reported in our unaudited Consolidated Statements of Operations for the first half of fiscal 2008 and the first half of fiscal 2007, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	First Half of Fiscal 2008	First Half of Fiscal 2007

Net income, as reported on Consolidated Statements of Operations	2.8	2.3
Adjustments to reconcile to EBITDA:
Investment income	(0.6)	(0.4)
Income tax expense (recovery)	0.1	0.2
Depreciation expense	1.1	1.0
Impairment of goodwill, amortization of intangible assets and contingent acquisition consideration	2.6	1.7
Amortization of deferred compensation and stock-based compensation expense	0.4	0.4
EBITDA	6.4	5.2

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	July 31,	January 31,
	2007	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	49,190	19,370
Marketable securities	-	2,551
Accounts receivable
Trade	8,631	6,905
Other	572	611
Prepaid expenses and other	1,777	919
Deferred contingent acquisition consideration	1,833	2,000
	62,003	32,356
CAPITAL ASSETS	6,673	6,766
GOODWILL	21,306	20,426
INTANGIBLE ASSETS	9,838	10,953
DEFERRED CONTINGENT ACQUISITION CONSIDERATION	-	833
DEFERRED INCOME TAXES	895	-
	100,715	71,334

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	3,108	3,391
Accrued liabilities	3,237	2,820
Deferred revenue	2,994	2,374
	9,339	8,585
INCOME TAX LIABILITY	895	-
	10,234	8,585

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 52,399,596 at July 31, 2007 (January 31, 2007 – 46,361,500)	42,388	19,319
Additional paid-in capital	449,241	448,850
Accumulated other comprehensive income (loss)	1,340	(123)
Accumulated deficit	(402,488)	(405,297)
	90,481	62,749
	100,715	71,334

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARE DATA; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2007	2006	2007	2006
REVENUES	14,263	13,293	27,551	24,985
COST OF REVENUES	4,855	4,399	9,427	8,521
GROSS MARGIN	9,408	8,894	18,124	16,464
EXPENSES
Sales and marketing	2,442	2,763	4,914	5,185
Research and development	2,569	2,237	4,975	4,084
General and administrative	1,821	1,820	3,411	3,443
Amortization of intangible assets	753	693	1,499	1,190
Contingent acquisition consideration	500	349	1,000	349
Impairment of goodwill	-	100	-	100
	8,085	7,962	15,799	14,351
INCOME FROM OPERATIONS	1,323	932	2,325	2,113
INVESTMENT INCOME	470	191	590	413
INCOME BEFORE INCOME TAXES	1,793	1,123	2,915	2,526
INCOME TAX EXPENSE	111	38	105	202
NET INCOME	1,682	1,085	2,810	2,324
EARNINGS PER SHARE
Basic and diluted	0.03	0.02	0.06	0.05
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	52,354	45,549	49,560	44,108
Diluted	53,401	47,122	50,877	45,640

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2007	2006	2007	2006
OPERATING ACTIVITIES
Net income	1,682	1,085	2,810	2,324
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	580	557	1,110	1,014
Amortization of intangible assets	753	693	1,499	1,190
Contingent acquisition consideration	-	182	-	182
Impairment of goodwill	-	100	-	100
Amortization of deferred compensation	3	29	6	67
Stock-based compensation expense	191	114	384	351
Changes in operating assets and liabilities:
Accounts receivable
Trade	(611)	(484)	(1,652)	(1,370)
Other	185	376	39	268
Prepaid expenses and other	(833)	(454)	(858)	(457)
Deferred contingent acquisition consideration	500	(3,833)	1,000	(3,833)
Accounts payable	465	243	(545)	731
Accrued liabilities	779	(214)	1,848	(354)
Deferred revenue	54	(518)	490	(345)
Cash provided by (used in) operating activities	3,748	(2,124)	6,131	(132)
INVESTING ACTIVITIES
Maturities of marketable securities	2,730	-	2,551	5,334
Sale of marketable securities	-	5,092	-	5,092
Purchase of marketable securities	-	(2,733)	-	(7,734)
Additions to capital assets	(529)	(664)	(1,017)	(1,030)
Acquisition of subsidiaries, net of bank indebtedness assumed	-	(20,108)	(1,066)	(27,772)
Acquisition-related costs	(270)	(404)	(250)	(504)
Cash provided by (used in) investing activities	1,931	(18,817)	218	(26,614)
FINANCING ACTIVITIES
Issuance of common shares for cash, net of issue costs	(24)	(356)	23,471	13,665
Cash provided by (used in) financing activities	(24)	(356)	23,471	13,665
Increase (decrease) in cash and cash equivalents	5,655	(21,297)	29,820	(13,081)
Cash and cash equivalents at beginning of period	43,535	35,850	19,370	27,634
Cash and cash equivalents at end of period	49,190	14,553	49,190	14,553